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BlocPower Energy Services 3 LLC

ANNUAL REPORT

2025

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold by BlocPower Energy Services 3 LLC, a DE Limited Liability Company (the "Issuer") through the crowdfunding portal available at www.honeycombcredit.com and each subdomain thereof (the "Portal") and operated by Honeycomb Portal LLC, a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

OFFERING SUMMARY

Issuer Name	BlocPower Energy Services 3 LLC
Offering Amount	$156,405

COMPANY OVERVIEW

BlocPower Energy Services 3 LLC ("BPES3" or the "Company"), a dedicated entity within the BlocPower family, is committed to deploying the funds from the forthcoming offering to finance decarbonization projects in low-to-moderate income urban communities across the US.

A subsidiary of the Brooklyn-based, BlocPower LLC, BPES3 leverages the parent company's robust experience in transforming American cities into greener environments. Over the past decade, BlocPower has built a transformative business at the intersection of clean energy, financial innovation, and community impact. With a mission-driven approach, BlocPower has successfully deployed capital into energy efficiency and electrification projects across underserved communities, reducing emissions, lowering energy costs, and generating financial returns.

BlocPower's funding strategy has prominently featured crowdfunding, allowing the public to invest directly in its ventures. This approach is complemented by support from foundations and nonprofits, with plans to continue this mixed funding model moving forward.

As a wholly-owned subsidiary of BlocPower LLC, BPES3 holds and invests sponsor equity into related entities or makes loans to BlocPower LLC. BlocPower LLC provides project and financial management pursuant to a management agreement with BlocPower LLC, ensuring focused project execution.

COMPANY ELIGIBILITY

Name of issuer: BlocPower Energy Services 3 LLC
State of Organization: DE
Date Company Was Formed: 01/04/2021
Type of Company: Limited Liability Company
Physical Address: BlocPower 367 St Marks Ave #1071 Brooklyn, NY 11238
Web Address: https://www.blocpower.io/
# of Employees: 5

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
BlocPower LLC	Membership Interest	100%

The above is the only ownership outstanding for the company. The ownership interests of a DE Limited Liability Company give the owner the right to share in the profits of the company.

Key Persons of Issuer

Brian Lindsey

Employer: BlocPower Energy Services 3 LLC
Title: CEO
Dates of Service: 01/04/2021 - Current

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In addition to the risk factors previously disclosed in the original Form C filing, the following additional risk factors have been identified:

No change since latest Risk Factors listed on 3/31/25 Form C:
https://www.sec.gov/Archives/edgar/data/1848743/000184874325000001/blocpowerformcfinal.pdf

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

1. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

2. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

3. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

4. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

n/a

5. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

6. *What other exempt offerings has the issuer conducted within the past three years?*

Date	Intermediary	Security	Amount Raised

3/2/2023	Wefunder	Climate Impact Note #4	$472,012
11/14/2023	Raise Green	Climate Impact Note #5	$423,350
7/18/2024	Climatize	Climate Impact Note #6	$250,000
8/22/2024	Climatize	Climate Impact Note #7	$493,000

7. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the SEC;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section

4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i) in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the Commission;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    i) at the time of the filing of this offering statement bars the person from:
        a) association with an entity regulated by such commission, authority, agency or officer;
        b) engaging in the business of securities, insurance or banking;
        c) engaging in savings association or credit union activities; or

    ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

    ii) places limitation on the activities, functions or operations of such person;

    iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
    ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://www.blocpower.io/

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

FINANCIAL CONDITION OF THE ISSUER

As of year end, the company has 5 employees.

The business has incurred outstanding debt as detailed in the schedule below.

Creditor	Amount	Interest Rate	Completion Date
Merck Family	$64,640.26	4.00%	12/31/31
BlocPower Climate Impact Note 1	$732,973.59	5.50%	5/16/2033
BlocPower Climate Impact Note 2	$806,512.67	5.50%	3/23/2034
BlocPower Climate Impact Note 3	$652,424.89	5.50%	5/1/2034
BlocPower Climate Impact Note 4	$352,256.44	6.50%	5/1/2035
BlocPower Climate Impact Note 5	$288,571.54	7.25%	01/02/2036
BlocPower Climate Impact Note 6	$137,296.68	8.00%	10/14/2031
BlocPower Climate Impact Note 7	$412,452.71	10.00%	11/19/2029
BlocPower Climate Impact Note 8	$137,296.68	9.25%	5/7/2030
Total Balance	$3,584,425		

Balance Sheet

ASSETS	2025
Cash & Equivalents	78,528
Accounts Receivable	33,000
Fixed Assets	-
Other Assets	3,546,644
TOTAL ASSETS	**3,658,172**
LIABILITIES & EQUITY	
Accounts Payable	77,718
ST-Debt Payable	86,998
LT-Debt Payable	4,360,835
TOTAL LIABILITIES	**4,525,551**
Retained Earnings	(130,727)
Net Income	(736,651)
TOTAL OWNER'S EQUITY	**(867,378)**
TOTAL LIABILITIES & EQUITY	**3,658,172**

Income Statement

INCOME	2025
Total Revenue	379,743
Cost of Goods Sold	787,048
GROSS PROFIT	**(407,305)**
Operating Expenses	329,346
NET INCOME	**(736,651)**

Statement of Cash Flows

	2025
NET INCOME (LOSS)	**(736,651)**
CASH FLOW ACTIVITIES	
Net Cash from Operations	(371,382)
Net Cash from Investing	(14,787)
Net Cash from Financing	7,746
NET INCREASE (DECREASE) IN CASH	**(1,115,074)**

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

I certify that the financial statements included in this Form C-AR are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C-AR are accurate and complete to the best of my knowledge.

Brian Lindsey

_____

Brian Lindsey

CEO